Mail Stop 4561

December 29, 2006

George F. Donovan
4960 Conference Way North, Suite 100
Boca Raton, FL 33431

> **Re:** **Bluegreen Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,**
> **and September 30, 2006**
> **File No. 001-09292**

Dear Mr. Donovan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 66

Inventory, page 69

1. We note that homesites and VOIs reacquired through foreclosure or deedback in lieu of foreclosure are recorded at the lower of fair value, net of costs to dispose. Tell us how you considered SFAS 144 as it provides specific criteria for a long-lived asset (group), or a foreclosed asset that is newly acquired, that is classified

as held for sale to be recognized at the lower of its carrying value or fair value less cost to sell.

Exhibits 31.1 and 31.2

2.   Reference is also being made to the company's Form 10-K/A filed April 6, 2006 and April 7, 2006 and Form 10-Q for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

3.   Reference is being also being made to the company's Form 10-K/A filed April 6, 2006 and April 7, 2006 and Form 10-Q for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006. Please revise the certifications filed as Exhibits 31.1 and 31.2 to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B. Specifically, we noted that you make reference to the "annual report" or "quarterly report" in the certifications. In future filings, remove all references to "annual report" and "quarterly report," other than in paragraph one, and replace with "report" to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief